JOHN GOODGAME

713.220.8144/fax: 713.236.0822

jgoodgame@akingump.com

September 27, 2007

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 7010

Re:	Plains Exploration & Production Company

Registration Statement on Form S-4

Filed August 22, 2007

File Number 333-145617

Dear Mr. Schwall:

On behalf of Plains Exploration & Production Company, a Delaware corporation (the “Registrant”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registrant’s registration statement filed on Form S-4 (the “Registration Statement”), File Number 333-145617, filed August 22, 2007 and amended by Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed September 19, 2007. In addition, we will provide a marked copy showing changes from the filing of Amendment No. 1 for your convenience.

We are providing the following responses to the comment letter dated September 26, 2007, from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Registrant’s Amendment No. 1 filing. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 2.

Material US Federal Income Tax Consequences of the Merger, page 108

1. You disclose that completion of the mergers is conditioned upon the receipt of tax opinions from counsel, and you then summarize material United States federal income tax consequences of the mergers without explicitly indicating that such discussion represents the opinion of counsel. Revise accordingly and identify the counsel who is issuing such opinions. In addition, ensure that the opinions filed as exhibits 8.1 and 8.2 specifically identify the discussion as constituting the opinion of counsel.

Securities and Exchange Commission

September 27, 2007

In response to the Staff’s comment, the Registrant has revised its discussion on page 108 to state that the summary of the material United States federal income tax consequences of the merger “is the opinion of Andrews Kurth LLP and Baker Botts L.L.P. insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinions of counsel are included as exhibits to the registration statement of which this proxy statement/prospectus forms a part. The opinions of counsel are dependent on the accuracy of the statements, representations, and assumptions upon which those opinions are based and are subject to the limitations, qualifications and assumptions set forth below and in the opinions.” The opinions of each of Andrews Kurth LLP and Baker Botts L.L.P., attached as exhibits 8.1 and 8.2 to Amendment No. 2, respectively, have been revised accordingly.

If you have any further questions, or if you require any additional information, please do not hesitate to contact Michael E. Dillard by telephone at (713) 220-5821 or by facsimile at (713) 236-0822. Thank you for your assistance.

Very truly yours,

John Goodgame

Enclosures

cc:	J. Davis., U.S. Securities and Exchange Commission

M. Duru, U.S. Securities and Exchange Commission

J. Madison, U.S. Securities and Exchange Commission

John F. Wombwell, Plains Exploration & Production Company